UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                             ThermoLase Corporation

                                (Name of Issuer)

     Units, each consisting of one share of Common Stock, par value $.01 per share, and one Redemption Right
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883624-20-7
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 June 7, 1999
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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---------------------------
            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC; OO
---------------------------
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          1,620,127
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           1,620,127
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           1,620,127
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           81%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the units (the "Units") issued by ThermoLase Corporation (the "Issuer"), each Unit consisting of one share of the Issuer's common stock, par value $0.01 per share (the "Common Stock"), and one redemption right, as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Units, since the date of the Reporting Person's last filing on Schedule 13D, in May 1999, of more than one percent.

Item 3.     Source and Amount of Funds or Other Consideration.

      The following are hereby added as the first two sentences of Item 3:

      The Reporting Person has expended approximately $4,950,000 in purchasing Units since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a) and (c) are hereby amended and restated in their entirety as follows:

       (a) The Reporting Person beneficially owns 1,620,127 Units, or approximately 81% of the outstanding Units. To the knowledge of the Reporting Person, Mr. Robert A. McCabe, a director of the Reporting Person, is the sole executive officer or director of the Reporting Person who beneficially owns Units. Mr. McCabe owns 831 Units, or approximately 0.04% of the outstanding Units. Beneficial ownership of the Common Stock by the executive officers and directors of the Reporting Person is reported separately in Schedule 13D filings by the Reporting Person relating to its ownership of the Common Stock.

      While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Units owned by the Reporting Person.

      (c) On June 7, 1999, the Reporting Person purchased an aggregate of 267,334 Units on the open market at a price of $18.50 per Unit. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Units since the date of the Reporting Person's last filing on Schedule 13D.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: June 18, 1999                     THERMO ELECTRON CORPORATION


                                        By:  /s/ Kenneth J. Apicerno
                                             ----------------------------
                                             Kenneth J. Apicerno
                                             Treasurer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                      Director, Thermo Electron

Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street NW., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                       Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                   Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                       Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                        Director, Thermo Electron

For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                    Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                       Director, President and Chief Executive
                                        Officer, Thermo Electron

George N. Hatsopoulos:                  Director and Chairman of the Board,
                                        Thermo Electron

John N. Hatsopoulos:                    Director and Vice Chairman of the
                                        Board, Thermo Electron

Theo Melas-Kyriazi:                     Vice President and Chief Financial
                                        Officer, Thermo Electron

Mr. Melas-Kyriazi is a citizen of Greece.

Earl R. Lewis:                          Chief Operating Officer, Measurement
                                        and Detection, Thermo Electron

William A. Rainville:                   Chief Operating Officer, Recycling and
                                        Resource Recovery, Thermo Electron

Paul F. Kelleher:                       Senior Vice President, Finance &   A
                                        dministration and Chief Accounting
                                        Officer, Thermo Electron

Brian D. Holt:                          Chief Operating Officer, Energy and
                                        Environment, Thermo Electron

John T. Keiser:                         Chief Operating Officer, Biomedical and
                                        Emerging Technologies, Thermo Electron